REXAM

03 JUL 23 AM 7:21

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA

DIRECT
TEL 020 7227 4132
FAX 020 7227 4139


03024782

15 July 2003

SUPPL

FILE NO. 82-3

Dear Sirs

Rexam PLC

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

PROCESSED
JUL 30 2003
THOMSON FINANCIAL

Jennifer Smith
Assistant Company Secretary

dlw 7/24

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR
UNITED KINGDOM
TEL +44 (0)20 7227 4100

REXAM

PRESS RELEASE

Restructuring of German glass operation - further cost saving synergies identified

Rexam PLC, the global consumer packaging company, announces the start of negotiations with local union representatives regarding the restructuring of its German glass operation. This move follows the acquisitions of Nienburger Glass and Lüner Glass in November 2002 and February 2003 respectively.

The restructuring will lead to improved production efficiencies and manning levels, the optimisation of capacity utilisation across all plants, and the concentration of all support functions to one site. As a consequence, Rexam will close three of its older production lines in Germany. The restructuring will result in 235 redundancies.

Commenting on today's announcement, Rolf Börjesson, Rexam's Chief Executive, said: "The German glass container industry has suffered from overcapacity for many years. Our recent acquisitions enable us to take action to redress our capacity situation and secure the competitiveness of our German operation. The restructuring has been accelerated by the introduction of the deposit system on one way beverage packaging in Germany. In all, we now estimate annual cost saving synergies to be well ahead of our original projections."

15 July 2003

Enquiries
Graham Chipchase, Finance Director 020 7227 4100
Per Erlandsson, Director Corporate Communications

Financial Dynamics
David Yates 020 7269 7156